[Letterhead of TDX Independence Funds, Inc.]

September 28, 2010

VIA EDGAR

John M. Ganley, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TDX Independence Funds, Inc.
File Nos.: 333-139872 and 811-22001

Dear Mr. Ganley:

In connection with your review of Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A of TDX Independence Funds, Inc. (the “Company”) that was filed with the Securities and Exchange Commission (“SEC”) on July 30, 2010 (SEC Accession No. 0001193125-10-171681), the Company acknowledges that:

1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2. The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Company represents their neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have any questions, please feel free to contact the undersigned at 212.250.4352.

Very truly yours,

/s/ Michael Gilligan

Michael Gilligan

Treasurer, Chief Financial Officer and Controller